

October 18, 2012

<u>Via E-mail</u>
Ms. Sheila Anderson
Chief Financial Officer
Daktronics, Inc.
201 Daktronics Drive
Brookings, SD 57006

> **Re: Daktronics, Inc.**
> **Form 10-K**
> **Filed June 13, 2012**
> **File No. 0-23246**

Dear Ms. Anderson:

We have reviewed your response dated October 9, 2012, and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended April 28, 2012

Note 15. Commitments and Contingencies, page 62

1. We have read your response to comment 5 in our letter dated September 26, 2012. You intend to state in the next Form 10-Q, "Given these uncertainties and the stage of these unresolved proceedings, we are unable to estimate any loss or range of loss for disclosure purposes." Please tell us: (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Form 10-Q for the period ended July 28, 2012

2. We have read your response to comment 6 in our letter dated September 26, 2012. You have told us "The $1.8 million reduction in estimated costs resulted from a change in estimated costs to complete a large procurement contract, which became certain after our fiscal year ended April 28, 2012," and "The contract relating to the estimated changes included a number of customer specifications which were to be designed into the display system…System testing was completed and the customer's formal acceptance occurred during the first quarter of fiscal 2013." Please tell us when the changed customer specifications were first made or ordered, and whether such changes would be considered to be part of the normal exposure and risk aspect of the contract. Please tell us the exact dates over which you performed services in response to these changes, when the changes were substantially completed and when the customer formally accepted. Lastly, tell us your consideration of ASC 605-35-25-85.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief